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                                                                      EXHIBIT 18

Siemens and Efficient Networks Announce Termination of German Antitrust Waiting Period for Acquistion of Efficient Networks, Inc.

Munich, Germany / Dallas, Texas -- (March 28, 2001) Siemens (NYSE: SI) today announced that the German Federal Cartel Office has terminated its review under the German merger control laws and cleared the acquisition by Siemens AG's Information and Communications Networks Group of Efficient Networks, Inc. (Nasdaq: EFNT).

As previously announced, Siemens Corporation, a wholly owned subsidiary of Siemens AG, and Efficient Networks, Inc. have entered into a merger agreement under which a wholly owned subsidiary of Siemens Corporation, Memphis Acquisition Inc., commenced on March 2, 2001 an all-cash tender offer for all of Efficient's outstanding common stock at a price of $23.50 per share. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least a majoritiy of the outstanding shares of common stock.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 29, 2001, unless the tender offer is extended.

Andreas Fischer, a Siemens spokesman, commented, "We were expecting that the antitrust authorities in the US and in Germany would permit the planned acquisition of Efficient. We are not able to comment on the status regarding how many stockholders have already tendered their shares pursuant to the tender offer. However, we are very confident that the holders of a sufficient number of shares of Efficient will tender their shares so that the acquisition can be completed in the earliest possible timeframe."

The tender offer may be further extended on the terms and conditions stated in the Offer to Purchase. Any extension of the tender offer will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Further information and a copy of the Offer to Purchase may be obtained from the information agent for the offer: Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004; (212) 440-9800 (bankers and brokers); (800) 223-2064 (all others).
Goldman, Sachs & Co. ((800) 323-5678) is the Dealer Manager for the tender offer.

Investors and security holders should read the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by Siemens AG, Siemens Corporation and Memphis Acquisition Inc. and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Efficient Networks and any subsequent amendments all containing important information about the tender offer. The documents can be obtained free of charge from the U.S. Securities and Exchange Commission's website http://www.sec.gov.

Efficient Networks
------------------

Efficient Networks, based in Dallas, Texas, USA, is a leading independent developer and supplier of high-speed DSL CPE. Efficient Networks has approximately 600 employees. Efficient Networks' customers include network service providers, network equipment vendors and carrier-aligned distributors. Significant customers for the calendar year 2000 include: AOL, Bell South, Hanaro Telecom, SBC Communications, Singapore Telecom, Sprint, TeleDanmark, Telefonica and Worldcom.

Efficient Networks reported sales of $102.5 million in the quarter ended December 31, 2000. Losses before interest, tax and amortization were $8.6 million for the period. As of December 31, 2000, Efficient Networks had total stockholders' equity of $987.9 million, cash and short-term investments of $436.4 million and convertible subordinated notes of $400.0 million.

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Contacts:

Scott Bender                            Kitty Behof
Media Relations                         Investor Relations
Efficient Networks, Inc.                Efficient Networks, Inc.
Tel.: +1 (972) 852-1000                 Tel.: +1 (972) 852-1000
E-mail: sbender@efficient.com           E-mail: kbehof@efficient.com


Siemens Information and Communication Networks Group
----------------------------------------------------

Siemens Information and Communication Networks Group (ICN) is a leading provider of integrated voice and data networks for enterprises, carriers and service providers. Its comprehensive portfolio comprises, in particular, IP-based convergence solutions, and a full range of products for broadband access, optical transport networks, as well as the integration, services and applications business. The Siemens Group provides complete solutions from a single source for the infrastructure of the Next Generation Internet, a prerequisite for mobile business. In fiscal year 2000 (year-end 30 September
2000) ICN posted sales of 11.4 billion Euro, and earnings before interest and taxes (EBIT) of 692 million Euro. ICN employs 53,000 people worldwide.

Further information about ICN is available at:
http://www.ic.siemens.com/networks


Siemens AG                              Press Office
Corporate Communications                Information and Communication Networks
Press Office                            Andreas Fischer
Peter Gottal                            Tel.: +49 89 722 33988; Fax: -23855
Tel. +49 89 636 33645; Fax: -32825      E-mail: andreas.fischer@icn.siemens.de
E-mail: peter.gottal@cc.siemens.de